Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

				Nine Months
	Years Ended March 31,			Ended	Year Ended
(in thousands)	2007	2006	2005	March 31, 2004	June 30, 2003

Pretax income from continuing operations	$13,086	$(442,088)	$37,380	$(17,400)	$37,926

Distributed income of equity investees	109	-	-	88	691

Fixed charges	109,834	112,796	57,500	35,514	51,623

Earnings	$123,029	$(329,292)	$94,880	$18,202	$90,240

Interest	103,436	107,258	55,053	34,237	49,418

Amortization of charges and other	6,398	5,538	2,447	1,277	2,205

Fixed Charges	$109,834	$112,796	$57,500	$35,514	$51,623

Ratio of Earnings to Fixed Charges	1.12	N/A	1.65	N/A	1.75

Coverage Deficiency	N/A	$442,088	N/A	$17,312	N/A